FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani General Manager of Finance Division

Date: June 1, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of the 52nd Ordinary General Meeting of Shareholders

2.	Accompanying Materials for the 52nd Ordinary General Meeting of Shareholders

Securities Code in Japan: 6971

NOTICE OF THE 52ND ORDINARY GENERAL

MEETING OF SHAREHOLDERS

TO BE HELD IN KYOTO, JAPAN ON JUNE 23, 2006

(Translation of the Japanese notice circulated to shareholders in Japan)

Note:	The Notice of Resolution for the 52nd Ordinary General Meeting of Shareholders will be available at the following Kyocera’s website within 5 days after the Meeting.

http://global.kyocera.com/ir/s_info.html

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

June 1, 2006

To Our Shareholders:

Notice of the 52nd Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 52nd Ordinary General Meeting of Shareholders, as described below, which you are cordially invited to attend.

If you are unable to attend the meeting, you may exercise your voting rights in writing. If you wish to do so, after examining the attached reference materials, please indicate your votes by filling out and signing the enclosed form for exercising voting rights, and return the form to us no later than Thursday, June 22, 2006, Japan time.

1. Time and Date:	10:00 a.m. on Friday, June 23, 2006, Japan time

2. Place:	20th Floor Event Hall at the head office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting:

Matters to be reported upon:

1.	The business report, consolidated balance sheet, consolidated statement of income, non-consolidated balance sheet and non-consolidated statement of income, with respect to the year ended March 31, 2006

2.	Audit report of Independent Auditors and audit report of Board of Corporate Auditors on the consolidated financial statements

Matters to be resolved:

Agendum No. 1:	Approval of proposed appropriation of retained earnings for the year ended March 31, 2006

Agendum No. 2:	Amendments to the Articles of Incorporation
(The substance of the above agenda is set out herein below under “Reference Materials for the Exercise of Voting Rights.”)

The non-consolidated financial statements, copies of the auditors’ reports and consolidated financial statements are set out in the “Financial Report for the year ended March 31, 2006” as attached hereto (from page 2 to page 32).

Very truly yours,

KYOCERA CORPORATION

Makoto Kawamura President and Director

(Note)     If you attend the Meeting, please submit the enclosed form for exercising voting rights to the receptionist.

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REFERENCE MATERIALS

FOR THE EXERCISE OF VOTING RIGHTS

1. The Number of Voting Rights	1,872,283

2. The Agendum and References

Agendum No. 1:	Approval of proposed appropriation of retained earnings for the year ended March 31, 2006

The Company considers that the best way to respond to shareholders’ expectations is to improve the consolidated performance of the Company into the future.

Therefore, the dividend policy of the Company is to determine dividend amounts based on an overall assessment, taking into consideration various factors, such as enhancement of the linkage between dividend amounts and the consolidated performance of the Company and the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy, the Company proposes that the year-end dividend for the year ended March 31, 2006 shall be 50 yen per share, the same amount as in the year ended March 31, 2005. When aggregated with the interim dividend, the total annual dividend amount will be 100 yen per share, a 20 yen per share increase from the year ended March 31, 2005. The Company also proposes that other general reserve shall be 50,000 million yen, taking into account the necessary reserve amounts for creation of new businesses, development of new markets and new technologies and acquisition of outside management resources in order to achieve stable and sustainable corporate growth of the Company. The Company also proposes bonuses to the 13 Directors and 5 Corporate Auditors in office as of March 31, 2006 in an aggregate amount of 68 million yen, which represents an 8 million yen increase from the year ended March 31, 2005, out of which 6.3 million yen, which represents a 1.8 million yen increase from the year ended March 31, 2005, shall be bonuses to Corporate Auditors.

The proposed appropriation of retained earnings is as follows:

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(Unit: Yen)
Unappropriated retained earnings	69,245,309,695
Reversal of reserves:
Reversal of reserve for special depreciation	594,619,599

Total	69,839,929,294

To be appropriated as follows:
Dividends (¥50.00 per share)	9,386,662,500
Bonuses for Directors and Corporate Auditors	68,000,000
Reserve for special depreciation	623,562,064
Other general reserve	50,000,000,000
Unappropriated retained earnings carried forward to the following year	9,761,704,730

Notes:	1. Corporate Auditors’ bonuses of ¥6,300,000 are included in Bonuses for Directors and Corporate Auditors.

2. On December 5, 2005, an interim dividend of ¥9,373,766,150 (¥50.00 per share) was paid to the shareholders.

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Agendum No. 2:	Amendments to the Articles of Incorporation

1.	Reasons for amendments

(1)	The Articles of Incorporation of the Company shall be amended as follows as a result of the effectuation of the Corporation Act (Law No. 86, 2005) and the Law Concerning the Arrangements of Related Laws in Connection with the Effectuation of the Corporation Act (Law No. 87, 2005) as from May 1, 2006.

(i)	It is proposed to newly establish Article 4 (Organizations) as set forth in the Proposed Amendment below in order to provide for the organizations to be established within the Company in accordance with the provisions set forth in Paragraph 2 of Article 326 of the Corporation Act.

(ii)	It is proposed to newly establish Article 7 (Issuance of Share Certificates) as set forth in the Proposed Amendment below in order to issue share certificates in accordance with the provisions set forth in Article 214 of the Corporation Act.

(iii)	It is proposed to newly establish Article 10 (Rights Relating to Shares not Constituting a Full Share Unit) as set forth in the Proposed Amendment below in order to provide for the rights of holders of shares not constituting a full share unit in accordance with the provisions set forth in Paragraph 2 of Article 189 of the Corporation Act.

(iv)	It is proposed to newly establish Article 17 (Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.) as set forth in the Proposed Amendment below in order to adopt an Internet disclosure system of reference documents for General Meetings of Shareholders, etc. in accordance with the provisions set forth in Article 94 and Paragraph 3 of Article 133 of the Execution Rules for the Corporation Act (Ministerial Ordinance of the Ministry of Justice No. 12, 2006) and Paragraph 4 of Article 161 and Paragraph 4 of Article 162 of the Rules for Corporate Calculation (Ministerial Ordinance of the Ministry of Justice No. 13, 2006).

(v)	Article 16 (Exercise of Voting Rights by Proxy) as set forth in the Present Articles below shall be moved to Article 19 (Exercise of Voting Rights by Proxy) as set forth in the Proposed Amendment below in order to clarify the methods of establishing the authority of the agents and the number of such agents in accordance with the provisions set forth in Paragraph 5 of Article 310 of the Corporation Act and Item 5 of Article 63 of the Execution Rules for Corporation Act.

(vi)	It is proposed to newly establish Article 27 (Omission of Resolution in Board of Directors) as set forth in the Proposed Amendment below in order to facilitate more prompt and efficient adoption of resolutions of the Board of Directors by utilizing written and electronic methods in accordance with the provisions set forth in Article 370 of the Corporation Act.

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(vii)	It is proposed to newly establish Article 36 (Exemption from Liability of Outside Corporate Auditor) as set forth in the Proposed Amendment below in order to permit the Company to enter into agreements limiting the liability of Outside Corporate Auditors and thereby enable the Company to obtain the services of superior candidates as Outside Corporate Auditors in accordance with the provisions set forth in Paragraph 1 of Article 427 of the Corporation Act.

(viii)	In addition to the above, it is proposed to change certain terms in the Articles of Incorporation to conform to the terms used in the Corporation Act, to adjust cross references to article numbers, etc.

(2)	It is proposed that the entire Articles of Incorporation shall be reviewed to make adjustments to the terms and to make other changes as necessary.

2.	The proposed amendments

(The underlined portion indicates the proposed amendments.)

Present Article	Proposed Amendment

<Newly added>

Article 4. Organizations

The Company shall have the following organizations other than the General Meeting of Shareholders and Directors.

(1)    Board of Directors

(2)    Corporate Auditors

(3)    Board of Corporate Auditors

(4)    Accounting Auditors

Article 4. Public Notices	Article 5. Public Notices

Public notices by the Company shall be made by electronic public notice, provided, however, that if, due to accident that makes the use of the electronic public notice impossible or other unavoidable reason, electronic public notices can not be made, public notices by the Company shall appear in The Nihon Keizai Shimbun.

Method to give public notices by the Company shall be electronic public notice, provided, however, that if, due to accident or other unavoidable reason, the use of the electronic public notice becomes impossible, public notices by the Company shall appear in The Nihon Keizai Shimbun.

Article 5. Total Number of Shares Authorized to be Issued	Article 6. Total Number of Shares Possible to be Issued

The total number of shares authorized to be issued by the Company shall be 600,000,000.	The total number of shares possible to be issued by the Company shall be 600,000,000.

<Newly added>	Article 7. Issuance of Share Certificates The Company shall issue share certificates representing its shares.

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Present Article	Proposed Amendment

Article 6. Repurchase of Treasury Stock	Article 8. Acquisition of its Own Shares by the Company

The Company may, under the provisions of Article 211-3, Paragraph 1(2) of the Commercial Code, acquire its own stock, pursuant to a resolution of the Board of Directors.	The Company may, under the provisions of Article 165, Paragraph 2 of the Corporation Act, acquire its own shares through market, etc., pursuant to a resolution of the Board of Directors.

Article 7. Number of Shares Constituting a Share Unit and Non-Issuance of the Certificates for Shares not Constituting a Full Share Unit	Article 9. Number of Shares Constituting a Share Unit and Non-Issuance of the Share Certificates for Shares not Constituting a Full Share Unit

1. The number of shares constituting a single share unit of the Company shall be 100.	(Not amended)

2. The Company shall not issue any certificate for shares relating to the number of shares not constituting a single share unit (the “shares not constituting a full share unit”), except for the cases provided for in the Share Handling Regulations of the Company.	2. Regardless of the provision of Article 7, the Company shall not issue any share certificates representing the shares not constituting a full share unit, except for the cases provided for in the Share Handling Regulations of the Company.

<Newly added>	Article 10. Rights Relating to Shares not Constituting a Full Share Unit

Shareholders (which shall hereinafter include beneficial owners) of the Company cannot exercise their rights relating to shares not constituting a full share unit that they own except for the followings:

(1) The right provided for in the provisions of Article 189, Paragraph 2, of the Corporation Act;

(2) The right to make a request provided for in the provisions of Article 166, Paragraph 1 of the Corporation Act;

(3) The right to receive allocation of offered shares and offered stock acquisition rights pursuant to the number of shares that the shareholders own; and

(4) The right to make a request provided for in the immediately following Article

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Present Article	Proposed Amendment

Article 8. Purchase of Shares to Increase the Number of Shares of Shareholders holding Shares not Constituting a Full Share Unit	Article 11. Request to Sell Shares by Shareholders Holding Shares not Constituting a Full Share Unit

Shareholders (which shall hereinafter include beneficial owners) of the Company holding shares not constituting a full share unit may, in accordance with the provisions of the Share Handling Regulations of the Company, require the Company to sell such number of Shares as will, when aggregated with the relevant shares not constituting a full share unit can, constitute a full share unit.

Shareholders of the Company may, in accordance with the provisions of the Share Handling Regulations of the Company, require the Company to sell such number of shares as will, when aggregated with the shares not constituting a full share unit owned by them, constitute a full share unit.

Article 9. Record Date	<Deleted>

1. The Company shall deem the shareholders holding voting rights entered or recorded in the Shareholders Register (which shall hereinafter include the Register of Beneficial Owners) as of the end of each fiscal year to be those shareholders (which shall hereinafter include beneficial owners) who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant fiscal year.

2. In addition to the preceding paragraph, the Company may, by resolution of the Board of Directors, and having given prior public notice thereof set a record date an extraordinary basis.

Article 10. Transfer Agent	Article 12. Manager of Shareholders Register

1. The Company shall have a Transfer Agent for the shares.	1. The Company shall have a Manager of the Shareholders Register.

2. The Transfer Agent and its office for share handling shall be decided by a resolution of the Board of Directors and public notice thereof shall be given.	2. The Manager of the Shareholders Register and its management office shall be determined by a resolution of the Board of Directors and public notice thereof shall be given.

3. The Shareholders Register and the Register of Lost Share Certificate of the Company shall be kept at the Transfer Agent’s share handling office, and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, the purchase of shares not constituting a full share unit by the Company or from the Company and other businesses relating to the shares.	3. The preparation and keeping of the Shareholders Register (which shall hereinafter include the register of beneficial owners), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company and other matters relating to the share handling of the Shareholders Register, the Register of Stock Acquisition Rights and the Register of Lost Share Certificate shall be entrusted with the Manager of the Shareholders Register, and the Company shall not handle them.

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Present Article	Proposed Amendment

Article 11. Share Handling Regulations	Article 13. Share Handling Regulations

Denomination of share certificates of the Company, registration of transfer of shares, purchase of shares not constituting a full share unit by the Company and from the Company and other matters relating to share handling and fees therefor shall be provided for in the Share Handling Regulations of the Company established by the Board of Directors.

The matters relating to the share handling and fees relating to the shares of the Company shall be provided for in the Share Handling Regulations of the Company established by the Board of Directors in addition to the laws and regulations and these Articles of Incorporation.

Article 12. Convocation	Article 14. Convocation of General Meeting of Shareholders

1. An ordinary general meeting of shareholders of the Company shall be convened within three months after the last day of each fiscal year.

An Ordinary General Meeting of Shareholders of the Company shall be convened within three months after the last day of each business year and Extraordinary General Meeting of Shareholders shall be convened whenever necessary.

2. In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened whenever necessary.	<Deleted>

3. A general meeting of shareholders shall be held in Kyoto City or at the Shiga Factory of the Company located at Gamo-cho, Gamo-gun, Shiga Prefecture.	<Deleted>

<Newly added>	Article 15. Record Date of Ordinary General Meeting of Shareholders

The record date of the voting rights at the Ordinary General Meeting of Shareholders of the Company shall be March 31 in each year.

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Present Article	Proposed Amendment

Article 13. Person to Convene Meetings	Article 16. Person to Convene General Meeting of Shareholders and the Chairman

1. Unless otherwise provided for by the laws and ordinances, a general meeting of shareholders shall be convened by the President in accordance with a resolution therefor of the Board of Directors.	1. A General Meeting of Shareholders shall be convened by the President, and the President shall take the chair.

2. Should the President be unable to act, one of the other Directors in the order fixed in advance by the Board of Directors shall act in his place.	2. Should the President be unable to so act, one of the other Directors in the order determined in advance by the Board of Directors shall convene the General Meeting of Shareholders and take the chair.

Article 14. Chairman of Meetings	<Deleted>

1. The President shall act as a chairman of a general meeting of shareholders.

2. Should the President be unable to act, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his place.

<Newly added>	Article 17. Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.

The Company may, by disclosing the information relating to the matters that shall be described or indicated in reference documents for the General Meeting of Shareholders, business report, financial statements and consolidated financial statements through Internet in accordance with the Ministerial Ordinance of the Ministry of Justice, in connection with the convocation of the General Meeting of Shareholders, deem that it has provided the same to the shareholders.

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Present Article	Proposed Amendment
Article 15. Method of Resolutions	Article 18. Method of Resolutions

1. Unless otherwise provided for by the laws and ordinances or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present at the meeting.	1. Unless otherwise provided for by the laws and regulations or these Articles of Incorporation, resolutions of a General Meeting of Shareholders shall be adopted by a majority of the voting rights of the shareholders who are entitled to exercise the voting rights, present at the meeting.

2. Resolutions of a general meeting of shareholders pursuant to Article 343 of the Commercial Code shall be adopted by two-thirds or more of the voting rights of the shareholders present at the meeting, at which the shareholders holding one-third or more of the voting rights of all shareholders must present.	2. Resolutions pursuant to Article 309, Paragraph 2 of the Corporation Act shall be adopted by two-thirds or more of the voting rights of the shareholders, who are entitled to exercise the voting rights, present at the meeting, at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise the voting rights must present.

Article 16. Exercise of Voting Rights by Proxy	Article 19. Exercise of Voting Rights by Proxy

A shareholder of the Company or his legal representative may exercise his voting rights at a general meeting of shareholders by proxy who shall be another shareholder of the Company possessing voting rights; provided that such shareholder or proxy shall submit to the Company a document evidencing his proxy right prior to the opening of each general meeting of shareholders.

1. A shareholder of the Company may exercise his voting rights at a General Meeting of Shareholders by proxy who shall be another shareholder of the Company possessing voting rights.

<Newly added>	2. In case of the preceding paragraph, a shareholder or proxy shall submit to the Company a document evidencing his proxy right at each General Meeting of Shareholders.

Article 17. Minutes	<Deleted>

The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the original of such minutes, after the chairman and the Directors present at the meeting have affixed their names and seals thereto, shall be kept for ten years at the principal office of the Company, and copies thereof shall be kept for five years at the branch offices of the Company.

Article 18. Number of Directors	Article 20. (Not amended)

The Company shall have not more than twenty Directors.

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Present Article	Proposed Amendment

Article 19. Election of Directors	Article 21. Method of Election of Directors

1. Directors shall be elected at a general meeting of shareholders.	1. Directors shall be elected at a General Meeting of Shareholders.

2. The election as provided in the previous paragraph shall be made by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of the voting rights relating to the issued shares.	2. The election of Directors shall be made by a majority of voting rights of shareholders, who are entitled to exercise the voting rights present at the meeting, at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise the voting rights must present.

3. For the election of Directors, no cumulative voting shall be used.	(Not amended)

Article 20. Term of Office of Directors	Article 22. Term of Office of Directors

1. The term of office of the Directors shall end with the conclusion of the ordinary general meeting of shareholders for the last fiscal year within two years after assumption of their offices.	1. The term of office of a Director shall end at the adjournment of the Ordinary General Meeting of Shareholders for the last business year ending within two years after assumption of office.

2. The term of office of the Director elected to increase the number of the Directors or to fill a vacancy shall terminate when the term of office of the other Directors shall terminate.	2. The term of office of the Director elected to increase the number of the Directors or to fill a vacancy shall terminate when the term of office of the other Directors in office shall expire.

Article 21. Executive Directors and Chairman Emeritus, Advisors and Counsellors	Article 23. Representative Director, Executive Directors, Chairman Emeritus, Advisors and Counsellors

<Newly added>	1. The Board of Directors shall appoint, by resolution, Representative Directors.

1. The Board of Directors may appoint, by resolution, a Chairman of the Board of Directors, a President and Director, several Vice-Chairmen and Directors, Executive Vice-Presidents and Directors, Senior Managing Directors, Managing Directors and Advisors and Directors.	2. The Board of Directors may appoint, by resolution, a Chairman of the Board of Directors and a President and Director, one or more Vice-Chairmen and Directors, Executive Vice-Presidents and Directors, Senior Managing Directors, Managing Directors and Advisors and Directors.

2. The Board of Directors may appoint, by resolution, a Chairman Emeritus.	3. The Board of Directors may appoint, by resolution, a Chairman Emeritus.

3. The Board of Directors may appoint, by resolution, Advisors and Counsellors.	4. The Board of Directors may appoint, by resolution, Advisors and Counsellors.

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Present Article	Proposed Amendment

Article 22. Representative Directors	<Deleted>

1. The President shall be a Representative Director.

2. In addition to the Representative Director set forth in the preceding paragraph, the Board of Directors may, by resolution, appoint Representative Directors from among the Directors.

Article 23. Remuneration and Retirement Allowances of Directors	Article 24. Remuneration, etc. of Directors

Remuneration and retirement allowances of Directors shall be determined at a general meeting of shareholders.

Remunerations, bonuses and any other financial benefits received by Directors from the Company as compensation for undertaking their functions (hereinafter referred to as the “Remuneration, etc.”) shall be determined by resolution at a General Meeting of Shareholders.

<Newly added>	Article 25. Person to Convene the Board of Directors and the Chairman

1. Unless otherwise provided for by the laws and regulations, the Chairman of Board of Directors shall convene the meeting of the Board of Directors and take the chair.

2. Should there be a vacancy for the Chairman of Board of Directors or should the Chairman of the Board of Directors be unable to so act, the President shall, and should the President be unable to so act, one of the other Directors in the order determined in advance by the Board of Directors shall convene the Board of Directors and take the chair.

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Present Article	Proposed Amendment

Article 24. Convocation of Meetings of Board of Directors	Article 26. Convocation Notice of Meetings of Board of Directors

Notice of meetings of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three days prior to the date set for such meeting; provided, however, that in the event of emergency such period may be shortened.

1. Convocation notice of meetings of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three days prior to the date set for such meetings; provided, however, that such period may be shortened in case of emergency.

<Newly added>	2. Board of Directors may be held without taking convocation procedures if unanimous consent is obtained from all Directors and the Corporate Auditors.

<Newly added>	Article 27. Omission of Resolution in Board of Directors

The Company may deem that the resolution at the meeting of Board of Directors to approve the matter that requires the resolution at the meeting of Board of Directors has been adopted, when all Directors who are able to participate in a resolution of such matter have given their consents thereto in writing or through electronic record, except for the case where any of the Corporate Auditors raise objection against it.

Article 25. Board of Directors Regulations	Article 28. Board of Directors Regulations

Unless otherwise provided for by the laws and ordinances or these Articles of Incorporation, matters concerning the Board of Directors shall be provided for in the Board of Directors Regulations established by the Board of Directors.

Unless otherwise provided for by the laws and regulations or these Articles of Incorporation, matters concerning the Board of Directors shall be provided for in the Board of Directors Regulations established by the Board of Directors.

Article 26. Number of Corporate Auditors	Article 29. (Not amended)

The Company shall have not more than five Corporate Auditors.

Article 27. Election of Corporate Auditors	Article 30. Method of Election of Corporate Auditors

1. Corporate Auditors shall be elected at a general meeting of shareholders.	1. Corporate Auditors shall be elected at a General Meeting of Shareholders.

2. The election as provided in the previous paragraph shall be made by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of the voting rights relating to the issued shares.	2. The election of Corporate Auditors shall be made by a majority of voting rights of shareholders, who are entitled to exercise the voting rights present at the meeting, at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise the voting rights must present.

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Present Article	Proposed Amendment

Article 28. Term of Office of Corporate Auditors	Article 31. Term of Office of Corporate Auditors

1. The term of office of the Corporate Auditors shall end with the conclusion of the ordinary general meeting of shareholders for the last fiscal year within four years after assumption of their offices.	1. The term of office of a Corporate Auditor shall end at the adjournment of the Ordinary General Meeting of Shareholders for the last business year ending within four years after assumption of office.

2. The term of office of the Corporate Auditor elected to fill a vacancy shall terminate when the term of office of his predecessor would otherwise terminate.	2. The term of office of the Corporate Auditor elected to fill a vacancy shall terminate when the term of office of the other Corporate Auditors in office shall expire.

Article 29. Full-time Corporate Auditor(s)	Article 32. Full-time Corporate Auditor(s)

The Corporate Auditors shall elect from among themselves (a) full-time Corporate Auditor(s).	The Board of Corporate Auditors shall elect, by resolution, full-time Corporate Auditor(s).

Article 30. Remuneration and Retirement Allowances of Corporate Auditors	Article 33. Remuneration etc. of Corporate Auditors

Remuneration and retirement allowances of Corporate Auditors shall be determined at a general meeting of shareholders.	Remuneration etc. of Corporate Auditors shall be determined by resolution at a General Meeting of Shareholders.

Article 31. Convocation of Meetings of Board of Corporate Auditors	Article 34. Convocation Notice of Meetings of Board of Corporate Auditors

Notice of meetings of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three days prior to the date set for such meeting; provided, however, that in the event of emergency such period may be shortened.

1. Convocation notice of meetings of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three days prior to the date set for such meetings; provided, however, that such period may be shortened in case of emergency.

<Newly added>	2. Board of Corporate Auditors may be held without taking the convocation procedures if unanimous consent is obtained from all Corporate Auditors.

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Present Article	Proposed Amendment

Article 32. Regulations of Board of Corporate Auditors	Article 35. Regulations of Board of Corporate Auditors

Unless otherwise provided for by the laws and ordinances or these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be provided for in the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Unless otherwise provided for by the laws and regulations or these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be provided for in the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

<Newly added>	Article 36. Exemption from Liability of Outside Corporate Auditor

The Company may, under the provisions of Article 427, Paragraph 1 of the Corporation Act, enter into a contract with the Outside Corporate Auditor, to limit the liability for damages caused by his dereliction of duty, provided, that the maximum amount of liability pursuant to such contract shall not exceed the minimum amount of liability provided for in the Article 425, Paragraph 1 of the Corporation Act.

Article 33. Fiscal Year	Article 37. Business Year

The fiscal year of the Company shall be a period commencing on April 1 in each year and ending on March 31 of the following year and the accounts of each fiscal year shall be settled on the last day of each fiscal year.

The business year of the Company shall be a one-year period commencing on April 1 in each year and ending on March 31 of the following year.

Article 34. Dividends	Article 38. Record Date of Dividends of Distributable Amount

Dividends of the Company shall be paid to the shareholders or pledgees who are registered or recorded on the Shareholders Register as of the end of March 31 in each year.	1. Record date of the year-end dividends of the Company shall be March 31 in each year.

<Newly added>	2. In addition to the preceding paragraph, the Company may distribute the dividends of distributable amount by setting record dates.

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Present Article	Proposed Amendment

Article 35. Interim Dividends	Article 39. Interim Dividends

The Company may distribute cash, as interim dividends, by the resolution of the Board of Directors to the shareholders or pledgees who are registered or recorded on the Shareholders Register as of the end of September 30 in each year, pursuant to Article 293-5 of the Commercial Code.

The Company may distribute interim dividends, by a resolution of the Board of Directors by setting a record date as of September 30 in each year.

Article 36. Period of Limitation for Dividends	Article 40. Period of Limitation for Dividends

If cash dividends and interim dividends are not collected within three years from the date when the payment thereof becomes due, the Company shall be exempt from its obligation to make such payment.

If assets distributed as dividends are not collected within three years from the date when the distribution thereof becomes due, the Company shall be exempt from its obligation to distribute such dividends.

CHAPTER VII	<Deleted>

MISCELLANEOUS

Article 37. Transfer Agent for Bonds in Foreign Currencies	<Deleted>

The Company may have a Transfer Agent outside Japan for the bonds in foreign currencies.

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THE NEW VALUE FRONTIER

KYOCERA

Securities Code in Japan: 6971

FINANCIAL REPORT

for the year ended March 31, 2006

(From April 1, 2005 to March 31, 2006)

(Translation of Japanese material circulated to shareholders in Japan)

KYOCERA Corporation

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably, respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with nature and society.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of abundance and peace.

Kazuo Inamori

Chairman Emeritus

Kyocera was built upon a unique foundation: the human spirit

When I founded Kyocera, I didn’t have sufficient funding, let alone decent facilities or equipment. However, I was fortunate enough to have associates with whom I felt a spiritual bond. We shared every joy and pain, just like a family. I therefore decided to run this company with faith in the human spirit. The human spirit is said to be easily changed. Yet, when a deep sense of trust exists, I have found that there is nothing stronger or more reliable than our spiritual ties.

Today, this faith in the human spirit forms the very heart of Kyocera.

Greetings

We hope this message finds all of our shareholders well.

We would like to take this opportunity to extend our greetings to you before providing you with the Financial Report for the year ended March 31, 2006.

Kyocera Corporation and its consolidated subsidiaries (Kyocera) aim to be “The Company” respected by society from the perspective of corporate ethics while maintaining continuous sales growth and high profitability. To achieve this, Kyocera’s management policy is to further drive business expansion to be “a creative company that continues to grow in the 21st century.” Kyocera intends to make each business group highly profitable and to pursue group synergies within Kyocera in order to realize continuous growth even in a rapidly changing business environment.

In the year ended March 31, 2006, Kyocera undertook structural reforms in its businesses in order to improve profitability and made aggressive investments in the businesses that it expects to become driving forces for the future growth of Kyocera.

As from April 1, 2006, Kyocera introduced a new management system. It will further execute the “amoeba” management system that has been a driving force for the growth of Kyocera since its incorporation and enhance the ability to achieve objectives by invigorating the capabilities of its development, manufacturing and marketing divisions. Kyocera shifted to a new system under which the President and Representative Director and Executive Officer has total responsibility for executing group management while the Chairman and Representative Director and the Vice Chairman and Representative Director fully support such execution of management. Under the new system, Kyocera aims to improve its business performance into the future by promoting rapid decision-making and accurate management judgment.

We will very much appreciate the ongoing support of our shareholders for the efforts of Kyocera.

Noboru Nakamura	Makoto Kawamura
Chairman of the Board and	President and
Representative Director	Representative Director

Accompanying Materials for the 52nd Ordinary General Meeting of Shareholders

Business Report (From April 1, 2005 to March 31, 2006)

1. BUSINESS OUTLINE

(1)	Business Developments and Results of Kyocera Corporation and its Consolidated Subsidiaries

The Japanese economy continued to expand steadily during the year ended March 31, 2006 (fiscal 2006) on the back of improved corporate earnings, increased capital investment and robust personal consumption. As to the world economy, the U.S. economy continued to grow through healthy expansion in personal consumption while in Europe an increase in exports and production activities helped the economy towards a moderate recovery track. The Chinese economy maintained high growth as exports increased due to expanded production of electronic equipment and strong capital investment in the private sector. Other economies in Asia also expanded steadily on the whole.

In the first quarter of fiscal 2006, the business environment was severe in the electronics industry, which is a key market for Kyocera. Recovery in demand was moderate while components prices declined significantly. Nonetheless, the environment made an about-turn since last summer. Not only has production of core digital consumer products such as mobile phone handsets, PCs and digital home appliances expanded remarkably, but demand for related electronic components also maintained an upward trend until the end of the fourth quarter of fiscal 2006.

Consolidated net sales for fiscal 2006 amounted to ¥1,181,489 million, roughly the same as fiscal 2005. In the components business, sales of the Fine Ceramic Parts Group and the Electronic Device Group decreased compared with fiscal 2005 due to the stagnant demand until the first quarter of fiscal 2006 and the price erosion of components. However, sales of the Applied Ceramic Products Group increased considerably due to significant growth of solar energy and cutting tool businesses. As a result, sales of the components business increased compared with fiscal 2005.

Sales of the equipment business declined compared with fiscal 2005 due to the decreased sales of the Telecommunications Equipment Group and the Optical Equipment Group through the implementation of structural reforms at Kyocera Wireless Corp. (KWC), a U.S. mobile handset subsidiary and large downsizing of the camera equipment business.

Profit from operations for fiscal 2006 increased by 2.2% to ¥103,207 million due to the positive effects of structural reforms which brought a significant increase in the profit of the equipment business.

Kyocera recognized a gain of ¥6,931 million in September 2005 through the sale of entire shares of Taito Corporation, an affiliate accounted for by equity method, which was recorded in income before income taxes.

Besides, due to the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., in October 2005, Kyocera’s holding of shares of UFJ Holdings, Inc. were exchanged for shares of the new company, Mitsubishi UFJ Financial Group, Inc. As a result of this share exchange, Kyocera recognized a gain in the amount of ¥5,281 million. Furthermore, a subsidiary of Kyocera recognized loss on devaluation of investment in an affiliate of ¥3,492 million in the fourth quarter of fiscal 2006.

As a result, income before income taxes of fiscal 2006 increased by 12.9% compared with fiscal 2005 to ¥121,388 million.

In fiscal 2005, income taxes included an additional tax of ¥12.7 billion to reflect Kyocera’s receipt of a notice of tax assessment based on transfer pricing on trade in products in past years between Kyocera and its overseas subsidiaries. Due to the absence of such event, net income for fiscal 2006 increased by 51.8% to ¥69,696 million compared with fiscal 2005.

Note: Photographs and graphs in the Business Report are for reference only.

[Performance by Reporting Segments]

Kyocera previously classified its operations into four reporting segments: “Fine Ceramics Group,” “Electronic Device Group,” “Equipment Group” and “Others.” Kyocera changed its segmentation to clarify the nature of each of its operations and to rationalize its management structure more efficiently. Kyocera currently has the following eight reporting segments: “Fine Ceramic Parts Group,” “Semiconductor Parts Group,” “Applied Ceramic Products Group,” “Electronic Device Group,” “Telecommunications Equipment Group,” “Information Equipment Group,” “Optical Equipment Group” and “Others.” Consolidated results for fiscal 2003, 2004 and 2005 have been retroactively reclassified accordingly.

Fine Ceramic Parts Group

•	Net sales decreased by 5.9% compared with fiscal 2005 to ¥69,373 million.

•	Operating profit decreased by 4.5% compared with fiscal 2005 to ¥11,014 million.

•	Demand for ceramic parts used in semiconductor fabrication equipment was weaker than fiscal 2005, and sales of sapphire products for LCD projectors decreased due to intensifying market competition with other materials. Due to a decrease in sales, operating profit in this segment decreased compared with fiscal 2005.

Semiconductor Parts Group

•	Net sales increased by 5.7% compared with fiscal 2005 to ¥135,299 million.

•	Operating profit increased by 1.1% compared with fiscal 2005 to ¥17,742 million.

•	Sales of ceramic packages for digital consumer products such as mobile phone handsets and digital still cameras and organic packages for servers and digital consumer products such as game consoles increased. While operating profit was negatively impacted by an increase in depreciation costs in line with aggressive capital expenditures including those to establish a new plant aimed at future business expansion, sales and operating profit in this segment increased compared with fiscal 2005.

Applied Ceramic Products Group

•	Net sales increased by 25.2% compared with fiscal 2005 to ¥117,555 million.

•	Operating profit increased by 27.7% compared with fiscal 2005 to ¥21,876 million.

•	Both sales and operating profit in this segment increased significantly compared with fiscal 2005. Strong sales growth was recorded in the solar energy business amid an expanding global market spurred by rising environmental awareness. Sales of cutting tools also grew due to healthy production activities in the automobile industry.

Electronic Device Group

•	Net sales decreased by 1.3% compared with fiscal 2005 to ¥259,592 million.

•	Operating profit decreased by 23.3% compared with fiscal 2005 to ¥27,170 million.

•	In the first quarter of fiscal 2006, the business environment was severe in the electronics industry as demand for components remained low while components prices declined. Nonetheless, demand for components for digital consumer products increased since last summer. However, this was insufficient to absorb a decline in sales and profits in the first half of fiscal 2006 because of slow sales of crystal related components for digital still cameras and mobile phone handsets. As a result, both sales and operating profit decreased compared with fiscal 2005.

Telecommunications Equipment Group

•	Net sales decreased by 8.7% compared with fiscal 2005 to ¥229,035 million.

•	Operating loss was reduced by ¥13,212 million compared with fiscal 2005 to ¥1,706 million.

•	Sales of mobile phone handsets decreased at KWC because it was in the process of executing structural reforms in the first half of fiscal 2006. In addition, sales of PHS-related products for the overseas market decreased. As a result, sales in this segment decreased compared with fiscal 2005. Nonetheless, operating loss was greatly reduced compared with fiscal 2005 due to increased sales of mobile phone handsets and PHS handsets in Japan combined with the positive effects of structural reforms at KWC.

Information Equipment Group

•	Net sales increased by 3.4% compared with fiscal 2005 to ¥249,381 million.

•	Operating profit decreased by 27.0% compared with fiscal 2005 to ¥26,412 million.

•	Sales in this segment increased compared with fiscal 2005 due to the introduction of a series of new machines and encouraged sales activities despite intensifying global competition and a severe market environment. Operating profit decreased compared with fiscal 2005, however, due to the impact of a decline in unit prices and an increase in development costs for color printers and digital multifunctional products equipped with solution functions.

Optical Equipment Group

•	Net sales decreased by 58.2% compared with fiscal 2005 to ¥14,947 million.

•	Operating loss was reduced by ¥9,613 million compared with fiscal 2005 to ¥5,774 million.

•	Sales in this segment decreased compared with fiscal 2005 in line with the execution of structural reforms that significantly downsized camera equipment business. Operating loss in this segment, however, was greatly reduced due to the positive effects of structural reforms.

Others

•	Net sales increased by 5.9% compared with fiscal 2005 to ¥124,974 million.

•	Operating profit decreased by 3.5% compared with fiscal 2005 to ¥12,560 million.

•	Kyocera Communication Systems Co., Ltd. (KCCS) posted solid sales growth due to an increase in sales by its telecommunications engineering business in addition to the contribution of a new subsidiary of KCCS, which was consolidated in fiscal 2005. Consequently, sales in this segment increased compared with fiscal 2005. Operating profit decreased due mainly to the impact of a decline in sales of molding dies at Kyocera Chemical Corporation (KCC).

Operating Highlights

1)	Kyocera decided to outsource the manufacture of mobile phone handsets of KWC, a U.S. subsidiary, and to sell KWC’s manufacturing equipment and inventories to Flextronics International Ltd., a leading provider of electronics manufacturing services. The production transfer was completed in September 2005. Through this outsourcing, KWC has realized a major reduction in manufacturing costs, thereby driving a significant improvement in profitability in the second half of fiscal 2006 compared with the first half of fiscal 2006.

2)	In June 2005, Kyocera entered into a purchase agreement with IBM Japan, Ltd. to purchase the land, building and other assets of the Yasu Office (Yasu City, Shiga Prefecture) owned by IBM Japan, Ltd. The transfer took place in August 2005. Kyocera intends to make the most effective use of the acquired assets to provide meaningful enhancement to the future business of Kyocera.

3)	Kyocera accepted a tender bid by Square Enix Co., Ltd. for shares of Taito Corporation, an affiliate engaged in the entertainment business, and sold its entire holding of shares of Taito Corporation (133,260 shares or 36.02% of outstanding shares) in September 2005. The gain on sale of shares of Taito Corporation was ¥6,931 million.

4)	In November 2005, Kyocera established a Corporate Social Responsibility (CSR) Committee to deliberate upon and decide policy and material matters with regard to CSR, and a CSR Division to execute these policies and material matters determined by the CSR Committee throughout Kyocera in order to broadly strengthen its CSR activities. Kyocera aims to generate sustainable growth by contributing to the healthy development of society through coordinated activities in Japan and overseas that take into consideration both Japanese and overseas trends in CSR.

5)	In March 2006, Kyocera discontinued the use of the titles of Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Operating Officer (COO) under its executive officer system, and shifted to a new management system in which the President and Representative Director and Executive Officer has total responsibility for executing group management and implementing management strategies based on management policy. The new system has been in effect since April 1, 2006.

(2)	Capital Expenditures by Kyocera Corporation and its Consolidated Subsidiaries

Capital expenditures for fiscal 2006 totaled ¥90,271 million, an increase of ¥27,095 million, or 42.9% compared with fiscal 2005. The main focus was on the construction of the new plants to increase production, the construction of production lines for new products and the streamlining of production processes to improve productivity in the Semiconductor Parts Group, Applied Ceramic Products Group and Electric Device Group.

Required funds for fiscal 2006 were mainly financed from internal funds. Kyocera Corporation did not undertake any financing through issuance of bonds or notes.

(3)	Financing Status of Kyocera Corporation and its Consolidated Subsidiaries

Not applicable.

(4)	Management Challenges of Kyocera Corporation and its Consolidated Subsidiaries

The Japanese economy is expected to expand continuously in fiscal 2007 due to continued improvement in corporate earnings. As for overseas economy, although the U.S., Asian and European economies are forecasted to grow steadily, there are concerns over the impact of crude oil price trends on material prices and world economies.

In the electronics industry, Kyocera projects an increase in demand for digital TVs, and for mobile phone handsets in the BRICs (Brazil, Russia, India, China) markets, and therefore an increase in demand for components of these digital consumer products. In the semiconductor industry, Kyocera expects an increase in capital investment from equipment manufacturers and a generally favorable business environment in the electronics market in fiscal 2007.

Kyocera aims to be “a creative company that continues to grow in the 21st century.” To achieve such management policy, Kyocera seeks to improve the profitability of its components and equipment businesses, and is working to rapidly attain a pre-tax income ratio of 15% or more on a group-wide basis. Toward this goal, Kyocera will strive to achieve its financial forecasts set for fiscal 2007 and to further strengthen its business foundation.

The following outlines specific measures being undertaken to accomplish these goals.

1)	Further strengthen “amoeba” management system

Kyocera’s “amoeba” management system offers a unique competitive advantage over rival companies, and Kyocera aims to further strengthen such management system. Since Kyocera Corporation was founded, this system has been a driving force for the growth of Kyocera. Kyocera will further seek to thoroughly implement such management system and invigorate competencies in its development, manufacturing, sales and marketing divisions, which in turn will boost the ability to achieve objectives. In particular, Kyocera is working to strengthen its capabilities in manufacturing, which is the profit center of Kyocera.

2)	Translate results of strategic investments and structural reforms into improved performance

Kyocera aims to ensure that strategic investments during fiscal 2006 will translate into improved performance in fiscal 2007 and beyond. Concrete initiatives include launching new businesses and improving profitability in the components business, especially in the Fine Ceramic Parts Group (ceramic parts for LCD fabrication equipment), the Semiconductor Parts Group (ceramic packages and organic packages) and the Applied Ceramic Products Group (solar energy products and cutting tools).

Kyocera also expects structural reforms implemented in fiscal 2006 to lead to increased sales and profits.

3)	Promote commercialization of strategic businesses from a medium term perspective

Kyocera will promote the commercialization of new businesses that will be key growth drivers for Kyocera in the medium term. In addition to pursuing business expansion in prospective markets including ceramic parts for diesel engines, Kyocera aims to realize practical application of next-generation solar cells and solid oxide fuel cells (SOFCs), and to make these businesses contribute to our business performance as quickly as possible.

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; fluctuations in the value of securities and other assets held by us and changes in accounting principles; business performance of other companies with which we maintain business alliances; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(5)	Trend of Performance and Assets of Kyocera Corporation and its Consolidated Subsidiaries

Trend of performance and assets of Kyocera Corporation and its consolidated subsidiaries

		2003 (4/1/02 - 3/31/03)	2004 (4/1/03 - 3/31/04)	2005 (4/1/04 - 3/31/05)	2006 (4/1/05 - 3/31/06)
Net sales	(yen in millions)	1,069,770	1,140,814	1,180,655	1,181,489
Income before income taxes	(yen in millions)	76,037	115,040	107,530	121,388
Net income	(yen in millions)	41,165	68,086	45,908	69,696
Basic earnings per share	(yen)	220.91	364.79	244.86	371.68
Total assets	(yen in millions)	1,635,014	1,794,758	1,745,519	1,931,522
Net assets	(yen in millions)	1,000,207	1,150,453	1,174,851	1,289,077
Net assets per share	(yen)	5,407.57	6,136.26	6,266.50	6,865.75

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

2.	Basic earnings per share is calculated using the average number of shares in issue during each respective fiscal period, and net assets per share is calculated using the number of shares in issue at the end of each respective fiscal period.

3.	In fiscal 2003, consolidated net sales increased compared with fiscal 2002 due to increased sales in the equipment business including sales of the Telecommunications Equipment and the Information Equipment Groups. Consolidated net income increased due to such sales increase and to a reduction in business restructuring costs in overseas subsidiaries although there were some losses as a result of devaluation of investment securities.

4.	In fiscal 2004, consolidated net sales increased compared with fiscal 2003 because of steady growth in sales in the components business of the Semiconductor Parts and the Electronic Device Groups, supported by an increase in demand in the electronics industries. Net income increased, in spite of a negative factor such as a write-down of inventories at a United States subsidiary, mainly due to an increase in profits from the Information Equipment Group including digital multifunctional products, the Semiconductor Parts and the Applied Ceramic Products Groups, and due to settlement gains of a substitutional portion of the benefit obligations related to employees’ pension fund.

5.	In fiscal 2005, consolidated net sales increased compared with fiscal 2004 reflecting increases in sales of the Semiconductor Parts and the Electronic Device Groups due to burgeoning demand for components in the electronics industry in the first half although sales of the Telecommunications Equipment Group declined mainly due to sluggish sales of mobile phone handsets. Consolidated net income decreased due to a one-time loss related to structural reforms in the Telecommunications Equipment and the Optical Equipment Groups that aimed at boosting profitability, and due to additional tax based on transfer pricing adjustment between Kyocera Corporation and its overseas subsidiaries in past years.

6.	Performance for fiscal 2006 is as described above in “(1) Business Developments and Results of Kyocera Corporation and its Consolidated Subsidiaries.”

Trend of performance and assets of Kyocera Corporation (Non-consolidated)

		2003 (4/1/02 - 3/31/03)	2004 (4/1/03 - 3/31/04)	2005 (4/1/04 - 3/31/05)	2006 (4/1/05 - 3/31/06)
Net sales	(yen in millions)	482,834	494,035	493,271	477,379
Recurring profit	(yen in millions)	54,685	61,788	66,434	68,182
Net income	(yen in millions)	27,923	60,663	34,327	68,712
Earnings per share	(yen)	149.45	324.70	182.77	366.07
Total assets	(yen in millions)	1,094,672	1,241,012	1,232,069	1,389,396
Net assets	(yen in millions)	865,147	1,029,738	1,036,744	1,132,261
Net assets per share	(yen)	4,676.97	5,492.08	5,529.54	6,030.17

Notes:

1.	Earnings per share is calculated using the average number of shares in issue during each respective fiscal period and net assets per share is calculated using the number of shares in issue at the end of each respective fiscal period.

2.	In fiscal 2003, net sales decreased compared with fiscal 2002 due mainly to transfer of Kyocera Corporation’s printer operation to Kyocera Mita Corporation, a subsidiary of Kyocera Corporation, although sales of components business for mobile phone handsets and the Telecommunications Equipment Group increased. Net income decreased due mainly to losses on devaluation of investment securities and an increase in deferred income tax expense as a result of the revaluation of deferred tax assets.

3.	In fiscal 2004, net sales increased compared with fiscal 2003 mainly due to increased demand for components for mobile phone handsets, digital consumer products and PC related equipment, supported by expanding manufacturing of electronic equipment. Net income increased as a result of increased sales in the components business and successful restructuring efforts as well as settlement gains of a substitutional portion of the benefit obligations related to employees’ pension fund.

4.	In fiscal 2005, net sales decreased compared with fiscal 2004 due to sluggish sales in the Telecommunications Equipment Group despite an increase in sales of the components business such as the Semiconductor Parts and the Electronic Device Groups, supported by burgeoning demand for components in the electronics industry in the first half. Net income decreased due to additional tax based on transfer pricing adjustments between Kyocera Corporation and its overseas subsidiaries.

5.	In fiscal 2006, net sales decreased compared with fiscal 2005 because of declines in components prices and a decrease in sales of camera equipment in line with the execution of structural reforms, despite strong sales growth in the Applied Ceramic Products Group, supported by expanding global markets. Net income increased compared with fiscal 2005 due mainly to extraordinary profit from the sale of shares of Taito Corporation.

2. COMPANY OVERVIEW

(1)	Principal Businesses of Kyocera Corporation and its Consolidated Subsidiaries (as of March 31, 2006)

Kyocera manufactures and sells a highly diversified range of products including components involving fine ceramic technologies and applied ceramic products, telecommunications equipment, information equipment and optical equipment, etc. The principal products are listed below:

Reporting Segments	Principal Products and Businesses
Fine Ceramic Parts Group	Information & Telecommunication Components, Sapphire Substrates, Semiconductor Process Equipment Components, LCD Process Equipment Components, Automotive & ITS Related Components, General Industrial Ceramic Components
Semiconductor Parts Group	Ceramic Packages for Surface Mount Devices, Ceramic Multilayer Packages / Multilayer Substrates, Metallized Products, Optical Communication Ceramic Packages / Components, Organic Multilayer Packages / Substrates
Applied Ceramic Products Group	Cutting Tools, Micro Drills, Residential & Industrial Photovoltaic Generating Systems, Solar Cells / Modules, Jewelry & Applied Ceramic related products, Dental & Orthopedic Implants
Electronic Device Group	Ceramic Chip Capacitors, Tantalum Capacitors, Timing Devices (Temperature Compensated Crystal Oscillators (TCXOs), Voltage Controlled Oscillators (VCOs), RF Modules, Ceramic Resonators / Filters, Thermal Printheads, LED Printheads, Amorphous Silicon Drums, Liquid Crystal Displays, Connectors
Telecommunications Equipment Group	CDMA Mobile Phone Handsets, PDC Mobile Phone Handsets, PHS Related Products (PHS Mobile Phone Handsets, PHS Base Stations, High Speed Wireless Data Transfer Systems)
Information Equipment Group	ECOSYS Non-cartridge Printers, Copiers, Digital Network Multifunctional Products
Optical Equipment Group	Optical Modules, Lenses
Others	Chemical Materials for Electronic Components, Insulators, Resin Products, Telecommunications Network Systems Business, Computer Network System Business, IT Solutions and Services Business, Consulting Business, Leasing Business, Hotel Business, Realty Develop Business, Insurance Agent and Travel Agent Business

(2) Business Combination

1. Significant Subsidiaries (as of March 31, 2006)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)		Ownership by Kyocera Corporation (%)	Principal Business
KYOCERA COMMUNICATION SYSTEMS CO., LTD.		¥2,986	76.30	Information Technology services
KYOCERA ELCO CORPORATION		¥400	100.00	Manufacture and sale of electronic devices
KYOCERA LEASING CO., LTD.		¥8,575	100.00	Leasing service for various movable assets and financing service
KYOCERA MITA CORPORATION		¥12,000	100.00	Manufacture and sale of information equipment
KYOCERA CHEMICAL CORPORATION		¥10,172	100.00	Manufacture and sale of materials for electronic components
KYOCERA KINSEKI CORPORATION		¥16,318	100.00	Manufacture and sale of electronic devices
KYOCERA SOLAR CORPORATION		¥300	100.00	Sale of solar energy products
KYOCERA REALTY DEVELOPMENT CO., LTD.		¥50	100.00	Real estate services
KYOCERA SLC TECHNOLOGIES CORPORATION		¥4,000	100.00	Manufacture and sale of organic multilayer printed circuit board
KYOCERA INTERNATIONAL, INC.	US$	34,850	100.00	Investment and management service as a holding company to subsidiaries in North America
AVX CORPORATION	US$	1,763	69.06	Manufacture and sale of electronic devices
SHANGHAI KYOCERA ELECTRONICS CO., LTD.		¥14,700	100.00	Manufacture and sale of semiconductor parts and electronic devices
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.	HK$	194,000	90.00	Manufacture and sale of optical equipments and cutting tools
KYOCERA ASIA PACIFIC PTE. LTD.	US$	105	100.00	Sale of fine ceramic-related products and electronic devices
UNIVERSAL OPTICAL INDUSTRIES, LTD.	HK$	500	*100.00	Manufacture and sale of optical equipments and cutting tools
KYOCERA FINECERAMICS GmbH	EURO	1,687	100.00	Sale of fine ceramic-related products, solar energy products and electronic devices

Note: “*” shows ownership by wholly owned subsidiaries of Kyocera Corporation.

2. Developments and Results of Business Combination

Kyocera includes 168 consolidated subsidiaries and 14 companies accounted for by the equity method. With respect to developments and results of business combination in fiscal 2006, please refer to the description in “1. Business Outline (1) Business Developments and Results of Kyocera Corporation and its Consolidated Subsidiaries.”

(3) Shares (as of March 31, 2006)

(i) Total number of shares authorized to be issued:	600,000,000 shares
(ii) Total number of shares issued:	191,309,290 shares
(iii) Number of shareholders:	73,703 shareholders

(iv)	Major shareholders

	Holdings by Shareholders in Kyocera Corporation		Holdings by Kyocera Corporation in Shareholders
Name of Shareholder	Number of Shares Owned	Ownership	Number of Shares Owned	Ownership
	Thousand	%	Thousand	%
Japan Trustee Services Bank, Ltd. (Trust Account)	13,170	6.88	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,902	6.74	—	—
The Bank of Kyoto, Limited	7,218	3.77	7,980	2.27
Kazuo Inamori	6,806	3.56	—	—
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.65	—	—
The Inamori Foundation	4,680	2.45	—	—
KI Enterprise Co., Ltd.	3,550	1.86	—	—
Nats Cumco	3,375	1.76	—	—
The Dai-ichi Mutual Life Insurance Company	2,748	1.44	—	—
Nippon Life Insurance Company	2,397	1.25	—	—

Notes:

1.	Kyocera Corporation does not directly hold any share of The Bank of Tokyo-Mitsubishi UFJ, Ltd., however, it holds 7 thousand shares of common stock (0.07%) of Mitsubishi UFJ Financial Group, Inc., which is the holding company of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

2.	Treasury stock of 3,555 thousand shares is excluded from the list of major shareholders above because such treasury stock does not have voting rights.

(v)	Acquisition, disposition and holding by Kyocera Corporation of its own shares

1. Shares acquired:	Common stock 19,858 shares	Aggregate acquisition price ¥170 million
2. Shares disposed of:	Common stock 293,524 shares	Aggregate disposal price ¥2,406 million
3. Shares cancelled:	None
4. Shares held at the end of fiscal period:	Common stock 3,554,540 shares

(vi)	Stock Acquisition Rights

(1)	Stock Acquisition Rights currently issued

1.	Number of stock acquisition rights to be issued: 30,868 (One stock acquisition right will entitle the holder thereof to acquire 100 shares.)

2.	Kind and aggregate number of shares to be issued upon exercise of stock acquisition rights: 3,086,800 shares of Common Stock of Kyocera Corporation

3.	Issue price of stock acquisition rights: Nil

(2)	Stock Acquisition Rights with Specially Favorable Conditions to Parties other than Shareholders (resolved at the Ordinary General Shareholders Meeting on June 28, 2005)

1.	Number of stock acquisition rights to be issued: 13,019 (One stock acquisition right will entitle the holder thereof to acquire 100 shares.)

2.	Kind and number of shares to be issued upon exercise of stock acquisition rights: 1,301,900 shares of Common Stock of Kyocera Corporation

3.	Issue price of stock acquisition rights: Nil

4.	Amount to be paid in upon exercise of stock acquisition rights: ¥8,619

5.	Exercise period for stock acquisition rights: From October 1, 2005 to September 30, 2008

6.	Conditions for exercise of stock acquisition rights:

(i)	In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)	In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii)	Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)	Other terms and conditions shall be provided for in “Agreement relating to the Allocation of Stock Acquisition Right” between Kyocera Corporation and each Acquisition Rights Holder.

7.	Cancellation of stock acquisition rights:

(i)	In the event that stock acquisition rights cease to be exercisable due to failure by Acquisition Rights Holder or heir thereof to satisfy conditions set forth above prior to exercise thereof, Kyocera Corporation shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(ii)	When a resolution was adopted at the General Shareholders Meeting of Kyocera Corporation to approve the merger agreement pursuant to which Kyocera Corporation is merged, or when a resolution at the General Shareholders Meeting of Kyocera Corporation to approve the stock swap agreement or stock transfer pursuant to which Kyocera Corporation will become a wholly owned subsidiary, Kyocera Corporation shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(iii)	When the Acquisition Rights Holder or heir thereof waives all or part of such stock acquisition rights, Kyocera Corporation shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(iv)	In addition to the above, Kyocera Corporation shall be entitled to cancel the stock acquisition rights without any consideration therefor.

8.	Specially favorable conditions

The stock acquisition rights were issued without consideration to Directors, Corporate Auditors, Executive Officers and employees of Kyocera Corporation and its subsidiaries.

9.	Names of the Acquisition Rights Holder and the number of Acquisition Rights to be made available to them

(i)	Chairman Emeritus

Name	Number
Kazuo Inamori	80

(ii)	Directors of Kyocera Corporation

Name	Number
Kensuke Itoh	80
Yasuo Nishiguchi	80
Masahiro Umemura	80
Makoto Kawamura	80
Yuzo Yamamura	60
Naoyuki Morita	60
Koji Seki	60
Michihisa Yamamoto	60
Noboru Nakamura	60
Isao Kishimoto	60
Hisao Hisaki	50
Rodney N. Lanthorne	45
John S. Gilbertson	45

(iii)	Corporate Auditors of Kyocera Corporation

Name	Number
Yasuo Akashi	30
Yoshihiko Nishikawa	30

(iv)	Executive Officers of Kyocera Corporation (within the 12 highest tiers of seniority)

Name	Number
Isao Yukawa	43
Tatsumi Maeda	40
Hisashi Sakumi	40
Tsutomu Yamori	40
Takashi Itoh	40
Tetsuo Kuba	40
Osamu Nomoto	40
Eiichi Toriyama	40
Tetsuo Okada	40
Akiyoshi Okamoto	30
Keijiro Minami	30
Goro Yamaguchi	30

(v)	Directors or Corporate Auditors of subsidiaries who were issued stock acquisition rights, the number of which equaled or exceeded the lowest number issued to a Director or Corporate Auditor of Kyocera Corporation

Name	Number
Iwao Yamazaki	30
Koji Mae	30

(vi)	Breakdown of stock acquisition rights allocated to persons other than Directors and Corporate Auditors of Kyocera Corporation

	Number of stock acquisition rights	Kind and aggregate number of shares to be issued upon exercise of stock acquisition rights		Number of persons to whom stock acquisition rights were allocated
Employees of Kyocera Corporation	7,176	Common Stock	717,600	1,034
Directors of the subsidiaries	1,325	Common Stock	132,500	106
Corporate Auditors of the subsidiaries	72	Common Stock	7,200	8
Employees of the subsidiaries	3,566	Common Stock	356,600	552

(4)	Employees of Kyocera Corporation and its Consolidated Subsidiaries (as of March 31, 2006)

Employees of Kyocera Corporation and its Consolidated Subsidiaries

Reporting Segments	Number of Employees	Change from the End of Previous Fiscal Period
Fine Ceramic Parts Group	2,640	Decrease of 73
Semiconductor Parts Group	9,690	Increase of 2,151
Applied Ceramic Products Group	5,105	Increase of 799
Electronic Device Group	21,686	Increase of 595
Telecommunications Equipment Group	3,245	Decrease of 2,342
Information Equipment Group	12,364	Increase of 2,043
Optical Equipment Group	1,542	Decrease of 1,117
Others	3,611	Increase of 374
Headquarter	1,585	Increase of 479
Total	61,468	Increase of 2,909

Note:	The number of employees represents the total number of regular employees who work full-time.

Employees of Kyocera Corporation (Non-consolidated)

Number of Employees	Change from the End of Previous Fiscal Period	Average Age	Average Years of Service
12,457	Decrease of 225	38.3	15.5

Note: The number of employees represents the total number of regular employees who work full-time.

(5) Principal Offices and Plants, etc. (as of March 31, 2006)

Head office: 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto Japan

Domestic :
Kyocera Corporation
Hokkaido Kitami Plant
Fukushima Tanagura Plant
Nagano Okaya Plant
Mie Ise Plant
Shiga Gamo Plant
Shiga Yokaichi Plant
Kagoshima Sendai Plant
Kagoshima Kokubu Plant
Kagoshima Hayato Plant
Yokohama Office
R&D Center, Yokohama
R&D Center, Keihanna (Kyoto)
R&D Center, Kagoshima
KYOCERA SOLAR CORPORATION (Kyoto)
KYOCERA SLC TECHNOLOGIES CORPORATION (Shiga)
JAPAN MEDICAL MATERIALS CORPORATION (Osaka)
KYOCERA KINSEKI CORPORATION (Tokyo)
KYOCERA ELCO CORPORATION (Kanagawa)
KYOCERA DISPLAY INSTITUTE CO., LTD. (Shiga)
KYOCERA MITA CORPORATION (Osaka)
KYOCERA MITA JAPAN CORPORATION (Tokyo)
KYOCERA OPTEC CO., LTD. (Tokyo)
KYOCERA COMMUNICATION SYSTEMS CO., LTD. (Kyoto)
KYOCERA CHEMICAL CORPORATION (Saitama)
KYOCERA LEASING CO., LTD. (Tokyo)
KYOCERA REALTY DEVELOPMENT CO., LTD. (Tokyo)
HOTEL KYOCERA CO., LTD. (Kagoshima)
HOTEL PRINCESS KYOTO CO., LTD. (Kyoto)
KYOCERA INTERNATIONAL CO., LTD. (Kyoto)

Overseas :
KYOCERA INTERNATIONAL, INC. (U.S.A.)
KYOCERA AMERICA, INC. (U.S.A.)
KYOCERA INDUSTRIAL CERAMICS CORP. (U.S.A.)
KYOCERA SOLAR, INC. (U.S.A.)
KYOCERA TYCOM CORPORATION (U.S.A.)
KYOCERA MEXICANA, S.A. DE C.V. (MEXICO)
KYOCERA ASIA PACIFIC PTE. LTD. (SINGAPORE)
SHANGHAI KYOCERA ELECTRONICS CO., LTD. (CHINA)
KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD. (CHINA)
KYOCERA (TIANJIN) SALES & TRADING CORPORATAION (CHINA)
KYOCERA PRECISION TOOLS KOREA CO., LTD. (KOREA)
KYOCERA FINECERAMICS GmbH (GERMANY)
AVX CORPORATION (U.S.A.)
KYOCERA ELCO KOREA CO., LTD. (KOREA)
KYOCERA ELCO HONG KONG LTD. (CHINA)
KYOCERA WIRELESS CORP. (U.S.A.)
KYOCERA WIRELESS (INDIA) PVT. LTD. (INDIA)
KYOCERA TELECOMMUNICATIONS RESEARCH CORP. (U.S.A.)
KYOCERA MITA AMERICA, INC. (U.S.A.)
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD. (CHINA)
KYOCERA MITA EUROPE B.V. (NETHERLAND)
KYOCERA MITA DEUTSCHLAND GmbH(GERMANY)
KYOCERA YASHICA DO BRASIL INDUSTRIA E COMERCIO LTDA. (BRAZIL)
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD. (CHINA)
YASHICA HONG KONG CO., LTD. (CHINA)
UNIVERSAL OPTICAL INDUSTRIES, LTD. (CHINA)
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD. (CHINA)
PIAZZA INVESTMENT CO., LTD. (CHINA)
SHANGHAI KYOCERA REALITY DEVELOPMENT CO., LTD. (CHINA)

(6) Directors and Corporate Auditors of Kyocera Corporation (as of March 31, 2006)

Position	Name	Duties or Principal Occupation
Advisor and Director	Kensuke Itoh
Chairman of the Board and Representative Director	Yasuo Nishiguchi	Chief Executive Officer
Vice Chairman and Representative Director	Masahiro Umemura	Chief Financial Officer General Manager of Corporate Development Group
President and Representative Director	Makoto Kawamura	Chief Operating Officer
Director	Yuzo Yamamura	President and Representative Director of Kyocera ELCO Corporation
Director	Naoyuki Morita	President and Representative Director of Kyocera Communication Systems Co., Ltd.
Director	Koji Seki	Chairman and Representative Director of
Kyocera Mita Corporation
Director	Michihisa Yamamoto	President and Representative Director of Kyocera Optec Co., Ltd General Manager of Corporate Optical Eqipment Group
Director	Noboru Nakamura	President and Representative Director of Kyocera Chemical Corporation
President and Representative Director of Japan Medical Materials Corporation
Director	Isao Kishimoto	President and Representative Director of Kyocera Kinseki Corporation
Director	Hisao Hisaki	President of Kyocera (Tianjin) Sales & Trading Corporation
Director	Rodney N. Lanthorne	President and Director of Kyocera International, Inc.
Director	John S. Gilbertson	President and Chief Executive Officer,
Director of AVX Corporation
Full-time Corporate Auditor	Yasuo Akashi
Full-time Corporate Auditor	Yoshihiko Nishikawa
Corporate Auditor	Osamu Nishieda	Attorney At Law
Corporate Auditor	Shinji Kurihara	Chairman of Takeda Hospital Management Institute, Medical Corporation Koseikai Takeda Hospital
Corporate Auditor	Shigekazu Tamura	Certified Public Accountant

Notes:

1.	Among the Corporate Auditors listed above, Messrs. Osamu Nishieda, Shinji Kurihara and Shigekazu Tamura are outside Corporate Auditors as required under paragraph 1, Article 18 of the “Law regarding Exceptional Rules of the Commercial Code of Japan concerning Audit, etc. of Kabushiki-Kaisha.”

2.	Change of Directors and Corporate Auditors during the fiscal 2006

(i)	Mr. Kazuo Inamori retired from the office of Chairman Emeritus and Director upon expiration of his term of office as of June 28, 2005 and, as of the same day, was newly elected and assumed the office of Chairman Emeritus.

(ii)	Mr. Atsushi Mori retired from the office of Corporate Auditor upon expiration of his term of office as of June 28, 2005.

(iii)	Mr. Makoto Kawamura was newly elected and assumed the office of President and Representative Director as of June 28, 2005.

(iv)	Mr. Yoshihiko Nishikawa was newly elected and assumed the office of full-time Corporate Auditor as of June 28, 2005.

(v)	Mr. Shigekazu Tamura was newly elected and assumed the office of Corporate Auditor as of June 28, 2005.

3.	Kyocera discontinued the use of titles of CEO, CFO and COO under its executive officer system, which had been effective since June 2005, as of March 31, 2006.

4.	Changes in Positions and Duties or Principal Occupation of the directors were made as of April 1, 2006 as follows.

Position	Name	Duties or Principal Occupation

Advisor and Director	Yasuo Nishiguchi
Chairman of the Board and Representative Director	Noboru Nakamura
Vice Chairman and Representative Director	Masahiro Umemura	In charge of Financial and Corporate Development Affairs
Vice Chairman and Representative Director	Yuzo Yamamura	President and Representative Director of Kyocera ELCO Corporation
Vice Chairman and Representative Director	Naoyuki Morita	President and Representative Director of Kyocera Communication Systems Co., Ltd.
President and Representative Director	Makoto Kawamura	President and Executive Officer
Director	Koji Seki	Chairman and President and Representative Director of Kyocera Mita Corporation

(7) Remuneration of Accounting Auditor

1.	Total remuneration paid by Kyocera Corporation and its subsidiaries to the accounting auditor: ¥ 605 million

2.	Out of the amount set forth in 1. above, remuneration for the auditing services defined in Article 2, Clause 1 of the Certified Public Accountant Law: ¥ 389 million

3.	Out of the above amount set forth in 2. above, remuneration paid to the accounting auditor by Kyocera Corporation: ¥ 179 million

Note:	In the audit engagement between Kyocera Corporation and the accounting auditor, the amount of payment to the accounting auditor were not, and substantially were not able to be classified into that in accordance with the “Law regarding Exceptional Rules of the Commercial Code of Japan concerning Auditing, etc. of Kabushiki-Kaisha,” and that in accordance with the Securities and Exchange Law of Japan. Accordingly, the above amount shown in Note 3. represents total amount of audit fee to the accounting auditor for their auditing services.

3.	SIGNIFICANT EVENTS OCCURRING SUBSEQUENT TO FISCAL 2006 WITH REGARD TO BUSINESS SITUATION OF KYOCERA CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES

There have not been any significant events since the end of fiscal 2006.

Note:	The amounts and the numbers of shares included in the above Business Report are stated by rounding to the nearest number constituting a unit.

Consolidated Balance Sheets

	Yen in millions
	March 31,		Increase (Decrease)
	2006	2005
	Amount	Amount	Amount
Current assets:
Cash and cash equivalents	¥300,809	¥310,592	¥(9,783)
Short-term investments	87,942	34,938	53,004	Short-term investments Increased due mainly to transfer of funds from “cash and cash equivalents” to high-yield certificates of deposit.
Trade notes receivable	24,597	29,552	(4,955)
Trade accounts receivable	210,393	201,374	9,019
Short-term finance receivables	39,505	40,801	(1,296)
Less allowances for doubtful accounts and sales returns	(7,425)	(7,981)	556
Inventories	190,564	213,411	(22,847)

Inventories

Decreased due to a reduction in inventories of the Telecommunications Equipment Group at Kyocera Corporation and in inventories at Kyocera Mita Corporation (the Information Equipment Group) as well as the sales of inventory in line with the outsourcing of the manufacturing of mobile phone handsets at KWC, a U.S. subsidiary.

Deferred income taxes	40,411	38,659	1,752
Other current assets	33,872	34,229	(357)

Total current assets	920,668	895,575	25,093

Non-current assets:
Investments in and advances to affiliates and unconsolidated subsidiaries	7,355	30,623	(23,268)
Securities and other investments	553,377	430,437	122,940	Securities and other investments Increased due mainly to a rise in the market value of KDDI shares and to purchases of governmental bonds.

Total investments and advances	560,732	461,060	99,672
Long-term finance receivables	80,970	66,427	14,543
Property, plant and equipment, at cost:
Land	58,286	55,210	3,076
Buildings	249,506	225,964	23,542
Machinery and equipment	697,383	656,780	40,603
Construction in progress	13,473	14,384	(911)
Less accumulated depreciation	(733,302)	(693,341)	(39,961)

	285,346	258,997	26,349	Property, plant and equipment, at cost Increased due to the aggressive capital expenditures to the solar energy business and organic package business.
Goodwill	31,351	28,110	3,241
Intangible assets	31,227	15,847	15,380
Other assets	21,228	19,503	1,725

Total non-current assets	1,010,854	849,944	160,910

Total assets	¥1,931,522	¥1,745,519	¥186,003

Note:	The consolidated balance sheet as of March 31, 2005 and indications of increase (decrease) of amounts as a result of comparison thereof with the consolidated balance sheet as of March 31, 2006 as well as comments and explanations relating thereto do not constitute any part of the accompanying materials for the 52nd Ordinary General Meeting of Shareholders. They are presented solely for shareholders’ ease of comparison.

	Yen in millions
	March 31,		Increase (Decrease)
	2006	2005
	Amount	Amount	Amount
Current liabilities:
Short-term borrowings	¥90,865	¥66,556	¥24,309
Current portion of long-term debt	16,347	44,051	(27,704)
Trade notes and accounts payable	103,503	86,872	16,631	Trade notes and accounts payable Increased due mainly to strong demand for components.
Other notes and accounts payable	51,997	34,690	17,307
Accrued payroll and bonus	37,998	34,821	3,177
Accrued income taxes	27,658	31,180	(3,522)
Other accrued expenses	31,414	28,849	2,565
Other current liabilities	18,841	17,338	1,503

Total current liabilities	378,623	344,357	34,266

Non-current liabilities:
Long-term debt	33,360	33,557	(197)
Accrued pension and severance costs	27,092	31,166	(4,074)
Deferred income taxes	125,686	96,345	29,341	Deferred income taxes Increased due mainly to an increase in unrealized gain on securities, as a result of a rise in the market value of KDDI shares.
Other non-current liabilities	12,742	4,761	7,981

Total non-current liabilities	198,880	165,829	33,051

Total liabilities	577,503	510,186	67,317

Minority interests in subsidiaries	64,942	60,482	4,460
Stockholders’ equity:
Common stock	115,703	115,703	—
Additional paid-in capital	161,994	162,061	(67)
Retained earnings	967,576	916,628	50,948
Accumulated other comprehensive income	72,947	11,839	61,108	Accumulated other comprehensive income Increased due mainly to an increase in net unrealized gains on securities, as a result of a rise in the market value of KDDI shares.
Treasury stock, at cost	(29,143)	(31,380)	2,237

Total stockholders’ equity	1,289,077	1,174,851	114,226

Total liabilities, minority interests and stockholders’ equity	¥1,931,522	¥1,745,519	¥186,003

Notes:
1. Accumulated other comprehensive income is as follows:
Net unrealized gains on securities	¥82,649	¥42,461
Net unrealized losses on derivative financial instruments	¥(75)	¥(27)
Minimum pension liability adjustments	¥(2,057)	¥(1,629)
Foreign currency translation adjustments	¥(7,570)	¥(28,966)
2. Assets pledged as collateral	¥9,263	¥10,616
3. Guarantee obligation	¥1,608	¥1,214
4. Allowances for doubtful accounts - non current	¥8,472	¥16,957

Consolidated Statements of Income

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2006	2005
	Amount	Amount	Amount
Net sales	¥1,181,489	¥1,180,655	¥834
Cost of sales	838,295	855,067	(16,772)

Gross profit	343,194	325,588	17,606
Selling, general and administrative expenses	239,987	224,620	15,367	Selling, general and administrative expenses Increased due to newly consolidation of a domestic subsidiary into Kyocera Group as well as an increase in R&D expenses and software-related costs.

Profit from operations	103,207	100,968	2,239
Other income (expenses):
Interest and dividend income	8,968	6,396	2,572	Interest and dividend income Increased due to dividends from KDDI Corporation and an increase in interest income at a U.S. subsidiary.
Interest expense	(1,301)	(1,275)	(26)
Foreign currency transaction (losses) gains, net	(316)	2,618	(2,934)
Equity in losses of affiliates and unconsolidated subsidiaries	(1,216)	(1,678)	462
Gain on sale of investment in an affiliate	6,931	—	6,931	Gain on sale of investment in an affiliate Kyocera recorded a gain on sale of its entire holding of shares of Taito Corporation which operates in amusement business.
Gains on exchange for the shares	5,294	—	5,294	Gains on exchange for the shares Kyocera recorded an exchange gain on shares of UFJ Holdings, Inc. in connection with the exchange of such shares for the shares of Mitsubishi UFJ Financial Group.
Loss on devaluation of investment in an affiliate	(3,492)	—	(3,492)

Loss on devaluation of investment in an affiliate

Kyocera recorded valuation loss on shares due mainly to a decline in the value of shares in a sales company located in Germany which is an affiliate of Kyocera Mita Corporation.

Other, net	3,313	501	2,812

Total other income (expenses)	18,181	6,562	11,619

Income before income taxes and minority interests	121,388	107,530	13,858
Income taxes	47,303	58,480	(11,177)	Income taxes Kyocera recorded income taxes expense in the amount of ¥12.7 billion due to a tax assessment notice relating to transfer price adjustment in fiscal 2005.

Income before minority interests	74,085	49,050	25,035
Minority interests	(4,389)	(3,142)	(1,247)

Net income	¥69,696	¥45,908	¥23,788

Note: Earnings per share:
Basic (Yen)	¥371.68	¥244.86
Diluted (Yen)	¥371.43	¥244.81

Note:	The consolidated statement of income for the year ended March 31, 2005 and indications of increase (decrease) of amounts as a result of comparison thereof with the consolidated statement of income for the year ended March 31, 2006 as well as comments and explanations relating thereto do not constitute any part of the accompanying materials for the 52nd Ordinary General Meeting of Shareholders. They are presented solely for shareholders’ ease of comparison.

Consolidated Statements of Cash Flows (For Reference Only)

	Yen in millions
	Years ended March 31,
	2006	2005
	Amount	Amount
Cash flows from operating activities:

Cash flows from operating activities

(This amount indicates cash flow produced in the ordinary course of business including sales of products and provision of services.)

Net cash provided by operating activities increased due to an increase in net income, a decrease in inventories by implementing appropriate level of inventories and an increase in trade notes and accounts payable reflecting strong demand for components.

Net income	¥69,696	¥45,908
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,186	65,909
Write-down of inventories	8,446	10,405
Gain on sale of investment in an affiliate	(6,931)	—
Gains on exchange for the shares	(5,294)	—
Minority interests	4,389	3,142
Loss on devaluation of investment in an affiliate	3,492	—
(Increase) decrease in receivables	(9,237)	68,558
Decrease (increase) in inventories	21,263	(25,598)
Increase (decrease) in notes and accounts payable	14,390	(31,914)
Other, net	(2,323)	9,113

Net cash provided by operating activities	171,077	145,523

Cash flows from investing activities:

Cash flows from investing activities

(This amount indicates expenditures for future profits as well as fund management and returns therefrom.)

Net cash used in investing activities increased due to an increase in payments for purchase of property, plant and equipment in line with aggressive capital expenditures.

Payments for purchases of securities	(109,289)	(92,087)
Payments for purchases of investments and advances	(224)	(11,858)
Sales and maturities of securities	52,430	49,674
Proceeds from sales of investment in an affiliate	24,133	—
Payments for purchases of property, plant and equipment, and intangible assets	(102,025)	(64,201)
Proceeds from sales of property, plant and equipment, and intangible assets	3,350	2,920
Acquisitions of businesses, net of cash acquired	3	(2,794)
Acquisitions of minority interests	(3,575)	(5)
Deposit of negotiable certificate of deposits and time deposits	(132,286)	(112,903)
Withdrawal of negotiable certificate of deposits and time deposits	100,923	95,220
Other, net	1,093	3,540

Net cash used in investing activities	(165,467)	(132,494)

Cash flows from financing activities:

Cash flows from financing activities

(This amount indicates procurement and repayment of funds for business operations and investment activities.)

Net cash used in financing activities decreased due to an increase in short-term debt though dividends paid increased by ¥8 billion.

Increase (decrease) in short-term debt	23,363	(18,490)
Proceeds from issuance of long-term debt	19,876	21,077
Payments of long-term debt	(48,458)	(58,720)
Dividends paid	(20,473)	(12,614)
Net sales (purchases) of treasury stock	2,169	(28)
Other, net	234	1,431

Net cash used in financing activities	(23,289)	(67,344)

Effect of exchange rate changes on cash and cash equivalents	7,896	3,775

Net decrease in cash and cash equivalents	(9,783)	(50,540)
Cash and cash equivalents at beginning of year	310,592	361,132

Cash and cash equivalents at end of year	¥300,809	¥310,592

Note:	The consolidated statements of cash flows do not constitute any part of the accompanying materials for the 52nd Ordinary General Meeting of Shareholders. They are presented solely for shareholders’ ease of understanding.

Basis of preparation of consolidated financial statements

1. Scope of consolidation

Number of consolidated subsidiaries:	168
Regarding significant consolidated subsidiaries, please refer to “Business Report, 2. COMPANY OVERVIEW, (2) Business Combination.”
Number of non-consolidated subsidiaries:	2
A major non-consolidated subsidiary:	KYOTO PURPLE SANGA LTD.
Reason for exclusion from scope of consolidation:	The above subsidiaries are excluded from the scope of consolidation, as assets, sales, net income and retained earnings are not material to consolidated financial condition and business result.

2. Scope of application of the equity method

Number of non-consolidated subsidiaries accounted for by the equity method:	2
Number of affiliates accounted for by the equity method:	12
A major affiliate accounted for by the equity method:	WILLCOM, INC.

3. Changes in scope of consolidation

Increase by established etc.:	5	KYOCERA KOREA CO., LTD and others
Decrease by liquidation etc.:	2	KYOCERA CHEMICAL TAIWAN CO., LTD. and another

4. Changes in scope of application of the equity method

Increase by investment etc.:	2
Decrease by sold etc.:	4	TAITO CORPORATION and others

5.	Summary of significant accounting policies

(1)	Financial statements presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the provision of paragraph 1 of Article 179 of the Enforcement Regulations for the Japanese Commercial Code. Certain disclosures required under principles generally accepted in the United States of America are omitted pursuant to the same provision.

(2)	Valuation of inventories

Finished goods and work in process are mainly stated at the lower cost or market, the cost being determined by the average method. All other inventories are mainly stated at the lower cost or market, the cost being determined by the first-in, first-out method.

(3)	Valuation of securities

Kyocera adopts Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities are recorded at amortized cost.

Available-for-sales securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in other comprehensive income, net of tax.

(4)	Depreciation method of Property, Plant and Equipment

Depreciation is computed at rates based on the estimated useful lives of assets mainly using the declining balance method.

(5)	Goodwill and other intangible assets

Kyocera adopts Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimate useful lives.

(6)	Accounting for allowance and accruals

Allowance for doubtful accounts:	Kyocera provided based on the past actual ratio of losses on bad debt in addition to estimation of uncollectible amount based on the analysis of certain individual receivables.
Accrued pension and severance cost:	Kyocera adopts Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions.” Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees.
Unrecognized actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(7)	Consumption tax withheld upon sale and consumption tax paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

Non-Consolidated Balance Sheets

	Yen in millions
	March 31,
	2006	2005
	Amount	Amount
Current assets:
Cash and bank deposits	¥136,870	¥154,347
Trade notes receivable	43,325	40,249
Trade accounts receivable	90,073	90,666
Marketable securities	19,331	12,606
Finished goods and merchandise	17,588	15,483
Raw materials	14,152	21,663
Work in process	17,104	20,217
Supplies	751	625
Deferred income taxes	15,375	12,525
Short-term loans to subsidiaries	1,316	3,766
Other accounts receivable	9,012	5,413
Other current assets	3,401	1,004
Allowances for doubtful accounts	(142)	(139)

Total current assets	368,156	378,425

Non-current assets:
Tangible fixed assets:
Buildings	36,978	33,378
Structures	2,268	2,131
Machinery and equipment	44,113	36,706
Vehicles	25	27
Tools, furniture and fixtures	7,477	7,652
Land	33,323	32,277
Construction in progress	4,533	1,958

Total tangible fixed assets	128,717	114,129

Intangible assets:
Patent rights and others	14,298	2,192

Total intangible assets	14,298	2,192

Investments and other assets:
Investments in securities	536,019	407,221
Investments in subsidiaries and affiliates	278,817	284,996
Investments in subsidiaries and affiliates other than equity securities	27,033	23,254
Long-term loans to subsidiaries	30,428	19,744
Long-term prepaid expenses	3,785	5,035
Other investments	2,510	7,873
Allowances for doubtful accounts	(367)	(4,850)
Allowances for impairment loss on securities	—	(5,950)

Total investments and other assets	878,225	737,323

Total non-current assets	1,021,240	853,644

Total assets	¥1,389,396	¥1,232,069

	Yen in millions
	March 31,
	2006	2005
	Amount	Amount
Current liabilities:
Trade accounts payable	¥49,570	¥42,602
Other payables	29,659	13,737
Accrued expenses	7,610	6,165
Income taxes payables	14,200	13,800
Deposits received	2,315	2,845
Accrued bonuses	10,109	9,215
Provision for warranties	521	493
Provision for sales returns	163	232
Other current liabilities	713	680

Total current liabilities	114,860	89,769

Non-current liabilities:
Long-term debts	5,309	—
Deferred income taxes	118,557	83,376
Accrued pension and severance costs	17,236	20,789
Directors’ retirement allowance	889	1,078
Other non-current liabilities	284	313

Total non-current liabilities	142,275	105,556

Total liabilities	257,135	195,325

Stockholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	192,555	192,555
Retained earnings:
Legal reserves	17,207	17,207
General reserves	558,721	541,139
Reserve for special depreciation	1,584	2,003
Reserve for research and development	1,000	1,000
Reserve for dividends	1,000	1,000
Reserve for retirement benefits	300	300
Reserve for overseas investments	1,000	1,000
Other general reserve	553,837	535,836
Unappropriated retained earnings	69,245	36,990

Total retained earnings	645,173	595,336

Net unrealized gain on other securities	207,973	164,530
Treasury stock, at cost	(29,143)	(31,380)

Total stockholders’ equity	1,132,261	1,036,744

Total liabilities and stockholders’ equity	¥1,389,396	¥1,232,069

Note:	The non-consolidated balance sheet as of March 31, 2005 does not constitute any part of the accompanying materials for the 52nd Ordinary General Meeting of Shareholders. It is presented solely for the shareholders’ ease of comparison.

Non-Consolidated Statements of Income

	Yen in millions
	Years ended March 31,
	2006	2005
	Amount	Amount
Recurring profit and loss:
Operating income and expenses:
Operating income:
Net sales	¥477,379	¥493,271

Total operating income	477,379	493,271

Operating expenses:
Cost of sales	367,835	390,348
Selling, general and administrative expenses	69,607	69,101

Total operating expenses	437,442	459,449

Profit from operations	39,937	33,822

Non-operating income and expenses:
Non-operating income:
Interest and dividend income	26,441	28,083
Foreign currency transaction gains, net	437	1,445
Other non-operating income	6,652	8,510

Total non-operating income	33,530	38,038

Non-operating expenses:
Interest expenses	14	15
Other non-operating expenses	5,271	5,411

Total non-operating expenses	5,285	5,426

Recurring profit	68,182	66,434

Non-recurring gain and loss:
Non-recurring gain:
Gain on sale of tangible fixed assets	779	170
Reversal of allowance for doubtful accounts	3	10
Reversal of allowance for doubtful accounts for a subsidiary	4,505	—
Liquidation gain on investments in securities	8	1,994
Gain on sale of investment in an affiliate	17,593	—
Gain on sale of investment in securities	30	—
Reversal of allowance for loss on investment in a subsidiary	5,950	—
Other non-recurring gain	21	13

Total non-recurring profit	28,889	2,187

Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	1,189	1,222
Loss on transfer of investment securities	67	—
Loss on devaluation of investment securities	282	2,817
Loss on devaluation of investment in a subsidiary	4,437	4,141
Allowance for doubtful accounts for a subsidiary	—	4,503
Other non-recurring loss	17	55

Total non-recurring loss	5,992	12,738

Income before income taxes	91,079	55,883

Income taxes – current	20,233	9,320
Income taxes – previous years	—	12,748
Income taxes – deferred	2,134	(512)

Net income	68,712	34,327

Unappropriated retained earnings brought forward from the previous year	9,974	8,293
Net realized loss on treasury stock, at cost	67	5
Interim dividends	9,374	5,625

Unappropriated retained earnings at the end of the year	¥69,245	¥36,990

Note:	The non-consolidated statement of income for the year ended March 31, 2005 does not constitute any part of the accompanying materials for the 52nd Ordinary General Meeting of Shareholders. It is presented solely for the shareholders’ ease of comparison.

Summary of Significant Accounting Policies

1. Standards and methods for valuation of securities:

Held-to-maturity securities:	Amortized cost method (straight line method)

Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities:

Marketable:	Based on market price of the balance sheet date (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)

Non-marketable:	Cost determined by the moving average method

Derivative financial instruments:	Mark-to-market method

2. Standards and methods for valuation of inventories:

Finished goods, merchandise and work in

process:	Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise is stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost, the cost being determined by the first-in, first-out method.

3. Depreciation of non-current assets:

Tangible fixed assets:	Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Buildings and structures: 2 years - 25 years

Machinery and equipment, and tools, furniture and fixtures: 2 years - 10 years

Intangible fixed assets and long-term

prepaid expenses:	Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

4. Accounting for allowance and accruals:

Allowance for doubtful accounts:	Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

Allowance for impairment losses on

securities:	Allowances for impairment losses on securities are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued bonuses:	Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Accrued pension and severance costs:	In order to prepare for provision of retirement benefit to the employees, accrued pension and severance costs are recognized based on projected benefit obligation and plan assets at the balance sheet date. Unrecognized prior year service cost is amortized over estimated average remaining service period of employees by using the straight-line method. Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

5. The consumption taxes withheld upon sale and the consumption taxes paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

New Accounting Standard

Accounting policy for the impairment of fixed assets

The accounting standard for an impairment of tangible and intangible fixed assets was effective for the years beginning on or after April 1, 2005. As a result of adopting the new accounting standard, there was no impact on the non-consolidated results of operation and financial condition.

Notes to Balance Sheet:

1.	Current receivables from and short-term loans to affiliates	¥66,557 million
	Long-term finance receivables from affiliates	¥30,813 million
	Current payables to affiliates	¥16,349 million
	Long-term payables to affiliates	¥167 million

2.	Accumulated depreciation of tangible fixed assets	¥311,516 million

3.	Financial receivables to corporate auditors	¥0 million

4.	Assets pledged as collateral
	Investments in WILLCOM, INC.	¥17,812 million
*All equity investors of WILLCOMM, INC. pledge their investments as collateral for this long term debt.

5.	Guarantees
	Guarantees in the form of commitments	¥1,198 million
	Guarantees in the form of letters of awareness	¥6,407 million

6.	Provision for sales returns and directors’ retirement allowance are provisions in accordance with Article 43 of the Enforcement Regulations for the Commercial Code of Japan.

7.	Amount of net assets increased as a result of revaluation based on the current value pursuant to Item 3 of Article 124 of the Enforcement Regulations for the Commercial Code of Japan: ¥207,755 million

8.	The amounts set forth herein are rounded to the nearest million.

Notes to Statement of Income:

1.	Earnings per share	¥366.07

2.	Transactions with affiliates:

Operational transactions:
	Net sales	¥200,057 million
	Purchases	¥70,989 million
	Selling, general and administrative expenses	¥7,561 million

Non operational transactions:
	Interest and dividend income	¥21,556 million
	Miscellaneous income	¥4,909 million
	Miscellaneous losses	¥1,066 million
	Purchased amount of assets	¥1,083 million
	Selling amount of assets	¥993 million

3.	The amounts set forth herein are rounded to the nearest million.

Proposed Appropriation of Retained Earnings

(Unit: Yen)
Unappropriated retained earnings	¥69,245,309,695
Reversal of reserves:
Reversal of reserve for special depreciation	594,619,599

Total	69,839,929,294

To be appropriated as follows:
Dividends (¥50.00 per share)	9,386,662,500
Bonuses for Directors and Corporate Auditors	68,000,000
Reserve for special depreciation	623,562,064
Other general reserve	50,000,000,000
Unappropriated retained earnings carried forward to the following year	¥9,761,704,730

Notes:

1.	Corporate Auditors’ bonuses of ¥6,300,000 are included in Bonuses for Directors and Corporate Auditors.

2.	On December 5, 2005, an interim dividend of ¥9,373,766,150 (¥50.00 per share) was paid to the shareholders.

Copy of Audit Report of Independent Auditors

Report of Independent Auditors

(English Translation)

May 8, 2006

To the Board of Directors

Kyocera Corporation

ChuoAoyama PricewaterhouseCoopers

Yukihiro Matsunaga, CPA Engagement Partner

Minamoto Nakamura, CPA Engagement Partner

Keiichiro Kagi, CPA Engagement Partner

We have audited, pursuant to Article 2-1 of the Former “Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabushiki-Kaisha)” of Japan, the balance sheet, statement of income, business report (limited to the accounting figures included therein), proposal for appropriation of retained earnings (hereinafter referred to as the “financial statements”) and supplementary schedules (limited to the accounting figures included therein) of Kyocera Corporation (hereinafter referred to as the “Company”) for the 52nd fiscal year from April 1, 2005 to March 31, 2006. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules.

Except as explained in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and supplementary schedules. We believe that our audits provide a reasonable basis for our opinion.

We have not completed our audit procedures regarding consolidated accounting figures included in (1) “Business Developments and Results of Kyocera Corporation and its Consolidated Subsidiaries”, (2) “Capital Expenditures by Kyocera Corporation and its Consolidated Subsidiaries” and (5) “Trend of Performance and Assets of Kyocera Corporation and its Consolidated Subsidiaries” of Section 1 “Business outline” in the business report. However, as of the date of our audit report, we performed limited procedures including analytical procedures to the consolidated trial balance and financial information of subsidiaries and affiliates accounted for by equity method in accordance with Statement of Japanese Institution of Certified Public Accountants No. 40.

As a result of our audit, it is our opinion that:

(1)	The balance sheet and statement of income present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2)	The business report of the Company (limited to the accounting figures included therein) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation. Also we are not aware of significant facts that indicate the consolidated accounting figures included in Section 1-(1), 1-(2) and 1-(6) of the business report do not present fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation based on our limited procedures described in the preceding paragraph.

(3)	The proposal for appropriation of retained earnings is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4)	There is nothing to be mentioned in respect of the supplementary schedules (limited to the accounting figures included therein) in accordance with the provision of the Former Commercial Code of Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers: The original financial statements and supplementary schedules are written in Japanese.

Copy of Audit Report of Board of Corporate Auditors

AUDIT REPORT

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit of the performance of duties of Directors during the 52nd fiscal period from April 1, 2005 to March 31, 2006, hereby reports its results of audit, after examination and discussion, as follows:

1. Outline of Audit Methods by the Corporate Auditors

In accordance with the audit standards, audit policy, audit plan, etc. established by the Board of Corporate Auditors, each Corporate Auditor has attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operations of the Company from Directors and the Company’s internal audit department, etc., reviewed important documents including those approved by executives, examined the condition of business and assets at the head office and other major business offices, received reports of condition from subsidiaries and examined the condition of business and assets of important subsidiaries when deemed necessary. Each Corporate Auditor has also monitored accounting auditors’ independence, received reports and explanations from them, and conducted examinations of financial statements and supplementary schedules.

With respect to the Directors’ engagement in competitive transactions, transactions involving conflict of interest between the Company and the Directors, profit-sharing by the Company without compensation, unusual transactions between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., each Corporate Auditor has requested Directors’ and others’ reports when deemed necessary and conducted examinations in detail, in addition to the audit methods mentioned above.

2. Results of Audit

(1)	The methods and results of the audit by the Accounting Auditors, ChuoAoyama PricewaterhouseCoopers, are due and proper;

(2)	The business report presents fairly the condition of the Company in accordance with Japanese law and regulations and the Articles of Incorporation of the Company;

(3)	There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other condition of the Company;

(4)	The supplementary schedules set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto;

(5)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors; and

(6)	Nothing that requires comment with respect to the Directors’ execution of their duties has arisen as a result of examination of subsidiaries.

May 15, 2006

Board of Corporate Auditors

Yasuo Akashi Full-time Corporate Auditor

Yoshihiko Nishikawa Full-time Corporate Auditor

Osamu Nishieda Corporate Auditor

Shinji Kurihara Corporate Auditor

Shigekazu Tamura Corporate Auditor

Notes:

1.	Osamu Nishieda, Shinji Kurihara and Shigekazu Tamura are outside Corporate Auditors as required under paragraph 1, Article 18 of the former “Law regarding Exceptional Rules of the Commercial Code of Japan concerning Auditing, etc. of Kabushiki-Kaisha.”

2.	The Accounting Auditors, ChuoAoyama PricewaterhouseCoopers became subject on May 10, 2006 to a disciplinary order of the Financial Services Agency requiring suspension of a part of its operations for a two-month period, from July 1, 2006 to August 31, 2006. Kyocera’s Board of Corporate Auditors will decide any responsive action to be taken by it in the future after full examination of the situation.

KYOCERA Corporation

6 Takeda Tobadono-cho, Fushimi-ku
Kyoto 612-8501 Japan
Tel: +81-75-604-3500(Main)

http://global.kyocera.com

Notice Regarding Distribution of Kyocera Corporation's Annual Report:

Kyocera Corporation's annual report for the year ended March 31, 2006 will be published in July 2006. These will be available on Kyocera's following site http://global.kyocera.com/ir or a copy could be requested by contacting Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).